Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces executive leadership team changes

Calgary, Alberta (August 14, 2023) – Suncor (TSX: SU) (NYSE: SU) announced today a series of changes to its executive leadership team. The changes are designed to drive greater clarity, simplicity and focus on corporate strategy, business fundamentals, execution excellence and sustainability. Following the retirement of three senior executives, the company’s leadership team reporting to Rich Kruger, President and Chief Executive Officer will include:

•	Kris Smith, Chief Financial Officer

o	Responsible for all financial functions, internal audit, investor relations, information technology and supply chain. Kris will also remain the company’s executive lead on the Pathways Alliance.

•	Peter Zebedee, Executive Vice President – Oil Sands

o	Responsible for all oil sands operations including mining, in situ, drilling and upgrading. Previously responsible for mining & upgrading, Peter’s added responsibilities are targeted to achieve further synergies within the company’s oil sands assets.

•	Dave Oldreive, Executive Vice President – Downstream

o	Responsible for refining, sales & marketing, midstream logistics and supply, trading & optimization. Dave joined the company on June 19, 2023, with extensive Canadian and international downstream experience.

•	Shelley Powell, Senior Vice President – Operational Improvement & Support Services

o	Responsible for corporate environmental, health & safety, operational risk management, technical & operations support, major capital projects and non oil sands upstream. Shelley was previously Senior Vice President – In Situ and Exploration & Production.

•	Karen Keegans, Chief Human Resources Officer

o	Responsible for talent and culture, leadership development, human resources operations, labour relations, communications and community investments. Karen joined the company on July 24, 2023, with a wealth of human resources experience.

•	Jacquie Moore, General Counsel & Corporate Secretary

o	Responsible for legal operations and corporate governance with government relations and Indigenous relations to be added to her current portfolio later this year.

•	Senior Vice President – Strategy, Sustainability and Corporate Development

o	This position will be responsible for strategy, sustainability, capital portfolio, commercial and development activities. A review of internal and external candidates is underway.

“Our new executive leadership team structure is consistent with the priority to develop a simpler, more focused, high performing organization,” said Rich Kruger. “It establishes clearer accountabilities and line of sight to deliver improved financial and operating performance at lower costs.”

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The reorganization will occur in conjunction with the retirements of three executives: Bruno Francoeur, currently Executive Vice President – Business & Operations Services, and Paul Gardner, currently Chief People Officer, who will both retire on August 31, 2023; and Arlene Strom, Chief Sustainability Officer who will retire near year-end 2023.

The Board of Directors and Management thank the retiring executives for their many contributions and service to the company and wish them well. The Board also looks forward to working with the new executive leadership team in its drive to establish industry-leading performance.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development. production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North American Index, FTSE4Good Index and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com.

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